UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Euronav NV

(Name of Subject Company)

Compagnie Maritime Belge NV

(Name of Filing Person) (Offeror)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number of Class of Securities)

Ludovic Saverys

Chief Financial Officer

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerp, Belgium

Telephone: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Telephone: (212) 521-5400

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form of Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to a preliminary communication made before the commencement of a planned tender offer by Compagnie Maritime Belge NV (the “Offeror”) to acquire all outstanding Ordinary Shares, no par value (the “Ordinary Shares”), of Euronav NV, a naamloze vennootschap (limited liability company) incorporated in Belgium (the “Issuer”) not owned by CMB or its affiliates.

Additional Information and Where to Find It

The tender offer referred to herein has not yet commenced. Each of the press releases filed herewith as Exhibits 99.1 and 99.2, respectively, is for informational purposes only, is neither an offer to purchase nor a solicitation of an offer to sell any Ordinary Shares of the Issuer or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that the Offeror will file with the Securities and Exchange Commission (the “Commission”), and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that the Issuer will file with the Commission, in the event that the tender offer is commenced. Any solicitation and offer to buy Ordinary Shares will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, the Offeror will file with the Commission a Tender Offer Statement on Schedule TO and other necessary filings, and in connection therewith, the Issuer will file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings.

Any such Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and any such Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information. U.S. holders of Ordinary Shares are urged to read these documents carefully if and when they become available because they will contain important information that U.S. holders of Ordinary Shares should consider before making any decision with respect to the tender offer.

If a tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the Commission’s website at www.sec.gov. In addition, holders of Ordinary Shares may obtain free copies of the Tender Offer Statement and other offer documents that the Offeror will file with the Commission by contacting the information agent for the tender offer that will be named in the Tender Offer Statement and the Solicitation/Recommendation Statement. The proposed Tender Offer will not be commenced if the share purchase transaction referred to in the exhibits hereto is not consummated.

Forward-Looking Statements

This Schedule TO and the exhibits filed herewith may contain certain “forward-looking statements”, many of which are beyond the Offeror’s ability to control or predict. These include, without limitation, forward-looking statements related to the Offeror’s possible share purchase and resulting tender offer for Ordinary Shares. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on the Offeror’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such risks and uncertainties include, among others, the timing of regulatory reviews and shareholder approval as may be required by applicable law, whether the share purchase transaction will be consummated, and the timing of the launch of the tender offer, if commenced. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, the Offeror undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this Schedule TO and the exhibits filed herewith are qualified in their entirety by this cautionary statement.

Item 12. Exhibits

Exhibit No.	Description

99.1	Press Release of the Offeror dated October 9, 2023 relating to the share purchase transaction

99.2	Press Release of the Offeror dated October 9, 2023 in accordance with article 8, §1 of the Royal Decree of 27 April 2007 on public takeover bids of Belgium